ASANKO GOLD ANNOUNCES Q2 2018 PRODUCTION RESULTS

Q2 2018 Highlights:

  Quarterly gold production of 53,501 ounces and half year production of 101,731 ounces, exceeding upper end of H1 2018 guidance of 90,000 – 100,000 ounces

  Quarterly gold sales of 51,785 ounces, generating US$66.6 million in gold revenue at an average realized price of US$1,286 per ounce

  Mining operations at Nkran returned to steady state levels in June, mining 178,000 tonnes at 1.9g/t

  Another record quarterly mill throughput achieved with 1.37 million tonnes of ore processed

  Zero lost time injuries during the quarter, maintaining industry-leading safety LTIFR record on a rolling 12 month basis of 0

  Receipt of amended Esaase Environmental Permit to include a trucking operation

  Approximately US$48.1 million in unaudited cash and immediately convertible working capital balances as at June 30, 2018

Vancouver, British Columbia, July 12, 2018 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) announces production results for the second quarter (“Q2”) of 2018 from the Asanko Gold Mine (“AGM”), located in Ghana, West Africa.

Commenting on the quarter Peter Breese, President and CEO, said “The Asanko Gold Mine delivered another set of solid production results this quarter, exceeding the top end of our H1 2018 guidance. Steady state levels of ore production at Nkran resumed in June, a month ahead of schedule, and the processing facility achieved yet another quarterly milling record. We are well positioned to meet our H2 2018 and full year guidance.”

Health and Safety
There were no lost time injuries (“LTI”) reported during the quarter. As at June 30, 2018, the mine achieved over fifteen months without a Lost Time Injury with 7,700,352 million man hours worked.

Production
During the quarter, the AGM sourced ore from Nkran, Akwasiso, Dynamite Hill as well as on-surface stockpiles. Whilst mining operations at Nkran continued to focus on waste removal as part of the ongoing larger Cut 2 push back, in June steady state levels of ore production resumed, a month ahead of schedule. Mined gold grades for the quarter were in line with the plan and increased slightly over Q1 2018 with the additional of ore from Nkran.

The processing plant achieved yet another quarterly record milling performance of 1.37 million tonnes, processing a monthly record of 479,361 tonnes in June, which is well above the recently upgraded design of 5 million tonnes per annum. Feed grades to the processing facility were lower than the grade of ore mined due lower grade stockpiles supplementing the ore feed to meet the required volumes being processed by the mill, which were well above the plan. Metallurgical recovery was in line with the plan despite significantly higher volume throughput at lower feed grade.

In H2 2018, gold grade and production is expected to be higher as Nkran continues to deliver steady state levels of ore production, with the Company targeting production of 110,000 - 120,000 ounces.

AGM Key Production Statistics	Units	Q3 2017	Q4 2017	Q1 2018	Q2 2018
Total Tonnes Mined	000 t	8,519	11,494	12,743	10,759
Waste Tonnes Mined	000 t	7,339	10,692	11,976	9,814
Ore Tonnes Mined	000 t	1,180	802	767	945
Strip Ratio	W:O	6.2:1	13.3:1	15.7:1	10.4:1
Average Gold Grade Mined	g/t	1.8	1.5	1.3	1.5
Ore Treated	000 t	862	1,087	1,269	1,374
Gold Feed Grade	g/t	1.9	1.5	1.3	1.4
Gold Recovery	%	94	94	93	94
Gold Produced	oz	49,293	51,550	48,229	53,501

Esaase Permitting Update
Asanko recently received an amended Environmental Permit from the Ghanaian Environmental Protection Agency which includes a trucking operation to haul ore from the large scale Esaase deposit to the central processing facility at the AGM. With the receipt of the amended permit, the Esaase mine is now fully permitted. A decision to proceed with the initial development of Esaase is expected in Q3 2018.

Sales and Liquidity
Gold production for the quarter was 53,501 ounces with gold sales of 51,785 ounces at an average realized price of US$1,286 per ounce, generating gold sales revenue of US$66.6 million. At June 30, 2018 the Company’s balance sheet held approximately US$42.3 million in unaudited cash, US$0.7 million in gold receivables and US$5.1 million in dore (with a market value of US$7.1 million).

Qualified Person Statement
Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Q2 2018 Operating & Financial Results Conference Call & Webcast at 9am ET on Thursday, August 2, 2018

US/Canada Toll Free:	800 954 0629
UK Toll Free:	0800 496 0445
International:	+1 212 231 2933

Webcast:
Please click on the link:	https://cc.callinfo.com/r/1l06ddgf0g2fx&eom

Replay:
A recorded playback will be available approximately two hours after the call until September 1, 2018:
US/Canada Toll Free:	800 558 5253
UK Toll Free:	0800 692 0831
International:	+1 416 626 4100
Passcode:	21891372

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Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater – Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.
Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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